EXHIBIT 77C

OPPENHEIMER EQUITY FUND

SPECIAL SHAREHOLDER MEETING (Unaudited)

On February 10, 2017, a shareholder meeting of Oppenheimer Equity Fund (the "Fund") was held at which the proposal below was approved as described in the Fund's proxy statement dated January 5, 2017 (the "Proxy Statement").  The following is a report of the votes cast:

Proposal 1:
To approve an Agreement and Plan of Reorganization between Oppenheimer Equity Fund and Oppenheimer Main Street Fund®, a series of Oppenheimer Main Street Funds, and the transactions contemplated thereby.

	For	Against	Abstain
	48,076,438	1,732,696	6,857,409